Exhibit-21.1

SUBSIDIARIES

Name	Place of Incorporation

First Citizens National Bank	Tennessee
First Citizens Financial Plus, Inc.	Tennessee
Delta Finance, Inc. (Sold and the Corporation dissolved in December 2003	Tennessee
White and Associates/First Citizens Insurance, LLC	Tennessee
Capital Assets, Inc.	Tennessee